SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 5 November, 2014

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on 5 November, 2014.

CORPORATE COMMUNICATIONS

PRESS RELEASE	5 November 2014

ING Bank records 3Q14 underlying net profit of EUR 1,123 million

•	ING Bank 3Q14 underlying net profit of EUR 1,123 million, up from EUR 820 million in 3Q13 and EUR 923 million in 2Q14
•	3Q14 results reflect a strong increase in interest results and lower risk costs at 44 bps of average RWA
•	ING supported customers with EUR 3.3 billion in net lending, funded by EUR 4.3 billion of net funds entrusted
•	Year-to-date underlying return on IFRS-EU equity rises to 11.4%; 3Q14 fully-loaded CET 1 ratio strengthened further to 11.1%

•	ING Group 3Q14 net result EUR 928 million (EUR 0.24 per share), including special items and Insurance results
•	NN Group has been reclassified as ‘held for sale’ and ‘discontinued operations’ effective as of 30 September 2014
•	Change in NN Group classification triggers EUR 403 million write-down of goodwill and other non-current assets

•	ING accelerates repayment of final tranche of core Tier 1 securities after comfortably passing the AQR and stress test
•	EUR 7.9 billion combined market value of ING’s stakes in NN Group and Voya provide substantial financial flexibility
•	Following the ECB’s comprehensive assessment, ING accelerates its final payment of state aid to November 2014

CEO STATEMENT

“Since launching our ‘Think Forward’ strategy seven months ago, we have been working harder than ever to deliver on our customer promises and strategic purpose of empowerment,” said Ralph Hamers, CEO of ING Group. “It is encouraging to see our efforts reflected so positively in our strong commercial and financial results for this quarter.”

“Innovation is happening every day at ING. During the third quarter, our drive to keep getting better led to a steady stream of improvements. In the Netherlands, we added voice recognition technology to our mobile banking app – an exciting new feature that is the first of its kind at any European bank. We introduced a digital wallet service in Italy, following the launch of similar services in Poland and Turkey earlier this year. A new digital platform was launched in Spain, which enhances the customer experience – it encourages clients to think about their future by helping them to analyse and manage their personal finances using customisable visuals. In Commercial Banking, we advanced our goals of making banking easier and enabling clients to stay a step ahead by streamlining our on-boarding process, without compromising on due diligence and regulatory requirements.”

“ING Bank posted an excellent set of quarterly results, underpinned by our commitment to serve our customers’ financial needs. We extended EUR 3.3 billion in net lending, primarily in Structured Finance, General Lending and residential mortgages. This was funded by a EUR 4.3 billion net inflow of funds entrusted which was generated across our franchise. The third-quarter underlying result before tax rose 34.7% year-on-year and 16.3% sequentially to EUR 1,486 million, reflecting higher interest results and lower risk costs. This robust performance supported an increase in the year-to-date underlying return on IFRS-EU equity to 11.4%, in line with our Ambition 2017 target range. The Bank’s capital position strengthened, with a fully-loaded CET 1 ratio of 11.1%, and our liquidity and leverage measures remain sound.”

“We continued to simplify our company, consistent with our repositioning as a leading European bank. In light of our intention to divest our remaining stake in NN Group over time, we changed the classification of NN Group to ‘held for sale’ and ‘discontinued operations’, effective as of 30 September 2014. Our stake in Voya Financial, Inc. was further reduced in September to approximately 32%. The financial impacts of these actions, together with the net results of our Insurance businesses, are reflected in ING Group’s third-quarter net result of EUR 928 million.”

“The current EUR 7.9 billion combined market value of our remaining stakes in NN Group and Voya reflect a healthy capital surplus at Group level, affording ample financial flexibility. Last week, the stability of our financial position was affirmed by the outcome of the ECB’s comprehensive assessment. Today, we are pleased to announce that we have received regulatory approval to bring forward our final payment of state aid, which will be paid in the coming days. We are grateful to the Dutch State, our customers and our shareholders for their support throughout the financial crisis and for the confidence they have placed in ING.”

“I am proud of the hard work and dedication of our employees that made our strong performance in the third quarter possible. The implementation of our strategy is on track and we are well positioned to benefit from the transformation that is taking place in the banking landscape.”

SHARE INFORMATION

Financial calendar

Publication results 4Q2014: Wednesday, 11 February 2015

Publication results 1Q2015: Thursday, 7 May 2015

Annual general meeting: Monday, 11 May 2015

(These dates are provisional)

Listing information

ING ordinary shares are registered shares with a par value of EUR 0.24 per share. The (depositary receipts for) ordinary shares of ING Group are listed on the exchanges of Amsterdam, Brussels and New York (NYSE).

Stock exchanges	Tickers (Bloomberg, Reuters)	Security codes (ISIN, SEDOL1)
Euronext Amsterdam	INGA NA, ING.AS	NL0000303600, 7154182
New York Stock Exchange	ING US, ING.N	US4568371037, 2452643

American Depositary Receipts (ADRs)

For questions related to the ING ADR	J.P. Morgan Transfer Agent Service
program, please contact	Center
J.P. Morgan Shareholder Services:	ADR shareholders can contact:
J.P. Morgan Depositary Bank	JPMorgan Chase Bank N.A.
1 Chase Manhattan Plaza, Floor 58	P.O. Box 64504
New York, NY 10005	St. Paul, MN 55164-0854
In the U.S.: (866) JPM-ADRS	In the US: +1 800 990 1135
Outside the U.S.: +1 866 576-2377	Outside the U.S.: +1 651 453 2128
e-mail: jpmorgan.adr@wellsfargo.com
Or visit J.P. Morgan Depositary Receipts Services. Web: www.adr.com

Note for editors

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. Footage (B-roll) of ING is available via videobankonline.com, or can be requested by emailing info@videobankonline.com. ING presentations are available at SlideShare. For convenient access to the latest financial information and press releases both online and offline, download the ING Group Investor Relations and Media app for iOS on the Apple Store or for Android on Google Play.

Share information

	3Q2014	2Q2014	1Q2014	4Q2013
Shares (in millions, end of period)
Total number of shares	3,858.5	3,858.1	3,843.8	3,840.9
Treasury shares	2.0	7.7	4.2	4.0
Shares outstanding	3,856.5	3,850.4	3,839.6	3,836.9
Average number of shares	3,854.5	3,850.8	3,837.4	3,836.1
Share price (in euros)
End of period	11.31	10.26	10.00	10.10
High	11.95	10.83	10.93	10.10
Low	9.60	9.44	9.63	8.50
Net result per share (in euros)	0.24	0.28	-0.50	0.16
Shareholders’ equity per share (end of period, in euros)	12.23	12.59	11.82	11.93
Dividend per share (in euros)	n.a.	n.a.	n.a.	n.a.
Price/earnings ratio1)	1.6	n.a.	n.a.	9.1
Price/equity ratio	0.92	0.81	0.85	0.85

1) Quarterly rolling average.

MARKET CAPITALISATION (in EUR billion)

Comparative performance of share price

1 JANUARY 2013 TO 1 OCTOBER 2014

ECONOMIC ENVIRONMENT

ECONOMIC ACTIVITY

—	The composite purchasing managers’ index for the eurozone weakened further in the third quarter. It still points to growth, albeit to very slow growth.
—	In the US, the composite PMI remained at elevated levels.
—	The PMIs are regarded as timely indicators of underlying trends in economic activity.

INTEREST RATES

—	The slope of the US yield curve changed little in the third quarter. The eurozone yield curve, however, flattened as long-term yields fell even more sharply than short-term rates did. The latter was in response to the ECB’s decision to cut interest rates further in early September.

CURRENCY MARKETS

—	The weakening trend in the euro’s exchange rate, which started in June (after the ECB cut interest rates and announced a series of TLTROs), extended into the third quarter. The impact was amplified by the ECB’s decision in early September to cut interest rates even further and to announce a purchase programme of covered bonds and ABS.

CREDIT MARKETS

—	Credit market sentiment stagnated in the third quarter in the eurozone and the US.

STOCK MARKETS

—	Equity indices in the eurozone and the US struggled to make headway in the third quarter, as geopolitical tensions and the prospect of higher interest rates in the US and the UK started to make investors more cautious.

Source: ING Economics Department

CONSUMER CONFIDENCE

—	The ongoing geopolitical tensions and resulting signs of economic slowdown started to dampen the mood of consumers in the eurozone in 3Q2014.

CONSOLIDATED RESULTS

Consolidated result
	3Q2014	3Q20131)	Change	2Q2014	Change	9M2014	9M20131)	Change
Profit and loss data (in EUR million)
Interest result	3,156	2,936	7.5%	2,985	5.7%	9,168	8,858	3.5%
Commission income	579	546	6.0%	595	-2.7%	1,734	1,682	3.1%
Investment income	37	78	-52.6%	38	-2.6%	180	255	-29.4%
Other income	171	213	-19.7%	163	4.9%	458	696	-34.2%
Total underlying income	3,942	3,774	4.5%	3,781	4.3%	11,541	11,490	0.4%
Staff expenses	1,194	1,194	0.0%	1,207	-1.1%	3,640	3,669	-0.8%
Other expenses	921	888	3.7%	866	6.4%	2,707	2,570	5.3%
Intangibles amortisation and impairments	19	39	-51.3%	26	-26.9%	59	104	-43.3%
Operating expenses	2,134	2,120	0.7%	2,098	1.7%	6,407	6,343	1.0%
Gross result	1,808	1,655	9.2%	1,683	7.4%	5,134	5,147	-0.3%
Addition to loan loss provision	322	552	-41.7%	405	-20.5%	1,194	1,728	-30.9%
Underlying result before tax Banking	1,486	1,103	34.7%	1,278	16.3%	3,940	3,419	15.2%
Taxation	349	265	31.7%	338	3.3%	1,005	879	14.4%
Minority interest	14	18	-22.2%	17	-17.6%	59	71	-16.9%
Underlying net result Banking	1,123	820	37.0%	923	21.7%	2,876	2,469	16.5%
Net gains/losses on divestments						202	-6
Net result from divested units							-37
Special items after tax	-117	-19		-117		-1,002	-63
Net result Banking	1,006	801	25.6%	806	24.8%	2,076	2,364	-12.2%
Net result Insurance Other	43	2		-6		93	143
Net result IC elimination between ING Bank and NN Group	-3	-26		-19		-43	-75
Net result from discontinued operations NN Group3)	-159	-728		264		-161	626
Net result from discontinued operations Voya Financial	41	79		22		-1,889	-139
Net result ING Group	928	128	625.0%	1,067	-13.0%	75	2,918	-97.4%
Net result per share (in EUR)2)	0.24	0.03	700.0%	0.28	-14.3%	0.02	0.77	-97.4%
Capital ratios (end of period)
ING Group shareholders’ equity (in EUR billion)				48	-2.7%	47	49	-4.3%
ING Bank shareholders’ equity (in EUR billion)				34	7.3%	37	35	4.3%
ING Bank common equity Tier 1 ratio fully-loaded				10.5%		11.1%	n.a.
ING Bank common equity Tier 1 ratio phased in				10.8%		11.2%	n.a.
Client balances (end of period, in EUR billion)
Residential Mortgages				275.6	0.3%	276.4	277.0	-0.2%
Other Lending				223.9	3.1%	230.8	216.8	6.5%
Fund Entrusted				478.5	1.0%	483.3	464.4	4.1%
AUM/Mutual Funds				63.5	2.0%	64.8	57.3	13.1%
Profitability and efficiency
Underlying interest margin Banking	1.53%	1.44%		1.46%		1.50%	1.41%
Underlying cost/income ratio Banking	54.1%	56.2%		55.5%		55.5%	55.2%
Underlying return on equity based on IFRS-EU equity ING Bank4)	12.7%	9.4%		11.1%		11.4%	9.3%
Employees Banking (FTEs, end of period, adjusted for divestments)				52,736	0.2%	52,854	64,152	-17.6%
Risk
Non-performing loans/total loans (end of period)				2.9%		2.8%	2.7%
Stock of provisions/provisions loans (end of period)				38.0%		38.5%	37.6%
Underlying risk costs in bp of average RWA	44	80		55		55	83
RWA (end of period, in EUR billion, adjusted for divestments)				293,399	0.5%	294,903	271,211	8.7%

1) The figures of this period have been restated to reflect the classification of NN Group as Held for sale/Discontinued operations as per 30 September 2014.

2) Result per share differs from IFRS earnings per share in respect of attributions to the core Tier 1 securities.

3) The 3Q2014 and 9M2014 net result from discontinued operations NN Group includes EUR -403 million on the classification of NN Group as Held for sale as per 30 September 2014.

4) Annualised underlying net result divided by average IFRS-EU shareholders’ equity of ING Bank N.V.

Note: Underlying figures are non-GAAP measures. These are derived from figures according to IFRS-EU by excluding the impact from divestments, special items, Insurance Other, intercompany eliminations between ING Bank and NN Group, and discontinued operations.

CONSOLIDATED RESULTS

The third-quarter 2014 underlying net result of ING Bank improved to EUR 1,123 million from EUR 820 million in the third quarter of 2013 and EUR 923 million in the second quarter of 2014. The quarterly net result from the Banking businesses was a strong EUR 1,006 million, driven by lower risk costs and robust interest results. Including the net results of the legacy Insurance businesses, the net result of ING Group was EUR 928 million.

Following the IPO of NN Group in July, ING Group’s stake in NN Group stands at 68.1%. In light of ING Group’s intention to divest its remaining stake in NN Group over time, NN Group is classified as ‘held for sale’ and as ‘discontinued operations’ effective as of 30 September 2014. The classification change to ‘held for sale’ resulted in a EUR 403 million write-down of goodwill and other non-current assets. This impact is included in the third-quarter 2014 net result from discontinued operations of NN Group.

The changes in classification also require previously reported IFRS-EU profit and loss (P&L) figures to be restated. In the P&L, the net result of ING Group’s stake in NN Group is now presented on one line: ‘Discontinued operations NN Group’. In the balance sheet, assets and liabilities are also presented on one line. However, balance sheet figures for prior periods have not been restated.

Furthermore, ING Group has aligned the scope of ‘underlying’ figures as of the third quarter of 2014, in order to better reflect the performance of its core banking businesses. As a consequence, the result from discontinued insurance operations, the remaining insurance businesses (recorded under Insurance Other) and the intercompany eliminations between ING Bank and NN Group will no longer be part of ING Group’s underlying figures. Previously reported underlying profit and loss figures have been adjusted accordingly.

Banking

ING Bank posted strong third-quarter results. The underlying result before tax was EUR 1,486 million, up 34.7% from a year ago and 16.3% higher than in the previous quarter, reflecting higher interest results and a decline in risk costs. Total underlying income increased 4.5% year-on-year. This was achieved despite negative credit and debt valuation adjustments (CVA/DVA) and the deconsolidation of ING Vysya Bank as of the second quarter of 2014. Excluding these items, income rose 8.1% year-on-year and 4.5% quarter-on-quarter. Expenses increased slightly on both comparable quarters. The underlying return on IFRS-EU equity was 12.7% in the third quarter and 11.4% in the first nine months of 2014, in line with the Ambition 2017 target of 10-13%.

Commercial momentum was solid as ING Bank continued to support its customers’ financial needs. Net lending grew by EUR 3.3 billion in the third quarter (adjusted for currency impacts and additional transfers of WUB mortgages to NN Bank) and the net inflow of funds entrusted was EUR 4.3 billion.

Compared with a year ago, income and expenses were affected by the deconsolidation of ING Vysya Bank. As of the second quarter of 2014, ING’s share in the net profit of ING Vysya Bank is fully recorded under ‘other income’ (share of profit from associates), whereas in previous quarters ING Vysya Bank was fully consolidated.

Total underlying income

Total underlying income rose year-on-year by 4.5% to EUR 3,942 million, despite EUR 69 million of negative CVA/DVA impacts recorded in Commercial Banking and the Corporate Line; a year ago, the negative impacts were EUR 8 million. ING’s share in the net profit of ING Vysya Bank was EUR 9 million (recorded under other income), whereas the third quarter of last year included EUR 80 million of income from ING Vysya Bank when it was fully consolidated. Excluding both of these items, underlying income rose 8.1%, notably in Retail Banking and in the Industry Lending business within Commercial Banking. Compared with the previous quarter, which included EUR 58 million of negative CVA/DVA impacts, total underlying income increased 4.5%.

ING Bank continued to generate good business growth in the third quarter of 2014, including further increases in customer lending, in line with the long-term ambition to grow the asset side of the balance sheet. Total net lending (adjusted for currency impacts and the additional transfer of WUB mortgages to NN Bank) increased by EUR 3.3 billion. The net production of residential mortgages was EUR 1.0 billion and was generated entirely outside the Netherlands. Other lending rose by EUR 2.4 billion, of which EUR 1.9 billion was in Commercial Banking. This was driven by growth in Structured Finance and General Lending, which more than offset a reduction in Russian exposures and a further decline in Real Estate Finance. In Retail Banking, the net production of other lending was EUR 0.5 billion, mainly attributable to Turkey, Germany and Poland, while the Benelux reported a small decline due to low demand. The net lending growth was funded through a EUR 4.3 billion net inflow of funds entrusted (adjusted for currency impacts) during the third quarter. Commercial Banking generated EUR 3.1 billion of the net inflows and Retail Banking contributed EUR 1.3 billion.

The underlying interest result rose 7.5% to EUR 3,156 million from a year ago. Excluding the deconsolidation impact of ING Vysya Bank, the increase was 9.7%. The interest result on customer lending activities rose primarily due to higher margins on mortgages combined with higher volumes. The interest result on funds entrusted also improved due to growth in volumes and higher margins on savings. The margin on current accounts, however, declined compared with a year ago. Compared with the second quarter of 2014, the underlying interest result increased 5.7%. This was mainly attributable to higher interest results in Financial Markets this quarter, and the one-off loss on the accelerated amortisation of capitalised fees on issued debt in the previous quarter. These impacts were the main reason why the underlying interest margin of the Bank improved to 1.53% from 1.46% in the second quarter of 2014. The interest margin on total lending activities declined slightly despite a further improvement in mortgage margins. The margin on funds

CONSOLIDATED RESULTS

entrusted increased, which was supported by client savings rate reductions in most countries. This margin increase offset the margin pressure on savings and current accounts caused by the low interest rate environment. The interest result also rose on higher volumes.

INTEREST RESULT (in EUR million) AND INTEREST MARGIN (in %)

Commission income rose 6.0% from a year ago to EUR 579 million. This was mainly due to higher fee income in Industry Lending and Retail Banking, which more than offset the deconsolidation impact of ING Vysya Bank. On a sequential basis, commission income declined 2.7%, mainly due to lower fees in Commercial Banking, particularly within Financial Markets.

Investment income declined to EUR 37 million from EUR 78 million in the third quarter of 2013. This was mainly due to a lower dividend from Bank of Beijing of EUR 22 million versus EUR 52 million last year. Compared with the second quarter of 2014, investment income was down 2.6% as the dividend from Bank of Beijing was not enough to compensate for lower net realised gains on bonds and equities and lower dividends from other investments.

Other income dropped to EUR 171 million from EUR 213 million in the third quarter of 2013, due to a negative swing in CVA/ DVA impacts (EUR -69 million in this quarter versus EUR -8 million a year ago). Excluding CVA/DVA impacts, other income rose by EUR 19 million year-on-year, supported by a higher profit on ING’s share in TMB Bank. Other income increased by EUR 19 million compared with the second quarter of 2014, which included EUR 58 million of negative CVA/DVA impacts and a negative transaction result on the sale of real estate in own use in the Netherlands.

Operating expenses

Underlying operating expenses rose 0.7% year-on-year to EUR 2,134 million. Excluding the deconsolidation impact of ING Vysya Bank and the Belgian bank taxes that were reported in the third quarter of 2013, operating expenses rose 3.2%. This was mainly due to higher pension costs in the Netherlands, business growth in Retail International and Industry Lending, and higher expenses on the Corporate Line. These increases were partly offset by the benefits from ongoing cost-saving initiatives. Compared with the previous quarter, expenses increased 1.7%. This was almost fully attributable to business growth and additional investments in Retail International, in line with our strategy. In Retail Netherlands, a provision of EUR 24 million was taken related to additional redundancies, which was largely offset by a seasonal release from the holiday provision. The third-quarter underlying cost/income ratio for ING Bank was 54.1%, down from 56.2% a year ago. Excluding the CVA/DVA impacts in both quarters, the cost/income ratio improved to 53.2% from 56.0% in the third quarter of 2013.

The current cost-saving programmes at ING Bank are on track and expected to reduce expenses by EUR 955 million by 2017. Of these targeted amounts, EUR 580 million has already been achieved. Total headcount reductions related to these initiatives are estimated at 6,515 FTEs, of which 5,300 FTEs have already left ING Bank since the start of the programmes.

OPERATING EXPENSES (in EUR million) AND COST/INCOME RATIO (in %)

The total number of internal staff rose slightly to 52,854 FTEs at the end of September. This is 118 higher than at the end of June, mainly due to Retail International and to a lesser extent Commercial Banking, and more than offset further headcount declines in the Benelux.

Loan loss provisions

The net addition to loan loss provisions declined in the third quarter. ING Bank added EUR 322 million to the provision for loan losses, down from EUR 552 million a year ago and EUR 405 million in the previous quarter. The sequential decline mainly reflects lower risk costs in Commercial Banking and was particularly visible in General Lending, which recorded a net release, while Real Estate Finance (part of Industry Lending) had another quarter of negligible risk costs. Net additions in Retail Benelux were almost stable because a small decline in the Netherlands was offset by somewhat higher risk costs in Belgium. Quarter-on-quarter, risk costs for Dutch mortgages were 8.8% lower at EUR 62 million. At Retail International, net additions rose from their unusually low level in the previous quarter, but they were substantially lower than a year ago. Total NPLs at ING Bank declined to EUR 15.7 billion from EUR 16.4 billion at the end of June 2014; the NPL ratio decreased slightly to 2.8% of total credit outstandings compared with 2.9% at the end of the second quarter.

Total risk costs were 44 basis points of average risk-weighted assets versus 55 basis points in the previous quarter and 80 basis points in the third quarter of 2013.

CONSOLIDATED RESULTS

ADDITIONS TO LOAN LOSS PROVISIONS (in EUR million)

Underlying result before tax

The third-quarter 2014 underlying result before tax was EUR 1,486 million, an increase of 34.7% compared with the same quarter a year ago and driven by higher interest results and lower risk costs. Quarter-on-quarter, the underlying result before tax rose 16.3%. This was also caused by higher interest results and lower risk costs, partly offset by higher expenses in Retail International.

UNDERLYING RESULT BEFORE TAX (in EUR million)

Net result Banking

ING Bank’s underlying net result rose to EUR 1,123 million from EUR 820 million in the third quarter of 2013 and EUR 923 million in the second quarter of 2014. The effective underlying tax rate was 23.5% compared with 24.0% in the third quarter of 2013 and 26.5% in the previous quarter.

ING Bank’s third-quarter net result was EUR 1,006 million, including EUR -117 million of special items after tax. These items reflect the third (and last) payment of EUR 101 million related to the nationalisation of SNS, and another EUR 16 million for the previously announced restructuring programmes in Retail Netherlands. ING’s total bank levy related to the nationalisation of SNS was EUR 304 million. The first two tranches of EUR 101 million were paid, respectively, in the first and second quarter of 2014.

The year-to-date underlying return on IFRS-EU equity rose to 11.4% from 9.3% in the first nine months of 2013. The improvement was caused by a 16.5% increase in the underlying net result combined with a decline in the average equity base. The latter was caused by dividend payments to ING Group and the write-down in the net pension asset. The Ambition 2017 target range for return on IFRS-EU equity is 10-13%.

RETURN ON EQUITY (in %)

Net result ING Group

ING Group’s third-quarter net result was EUR 928 million, compared with EUR 128 million in the third quarter of last year and EUR 1,067 million in the second quarter of 2014. These figures include the net results of the legacy Insurance businesses.

For the third quarter of 2014, ING Group recorded a net result from the discontinued operations of NN Group of EUR -159 million, compared with EUR -728 million one year ago and EUR 264 million in the second quarter of 2014. The third-quarter result represents ING’s 68.1% stake in NN Group’s net result of EUR 354 million, as well as the financial impacts caused by the classification of NN Group to ‘held for sale’ as of 30 September 2014. These impacts were a EUR 70 million write-down of goodwill and a EUR 333 million write-down of certain other non-current assets.

As of the second quarter of 2014, NN Group publishes its own standalone quarterly earnings release. For more information, please visit: www.nn-group.com.

In September 2014, ING Group sold 30 million shares of common stock in Voya Financial, Inc. The financial impact of this transaction is reflected in the EUR 41 million net result from discontinued operations of Voya Financial. The net result of Insurance Other was EUR 43 million and consisted primarily of the net result relating to the revaluation of ING’s warrants on the shares of Voya in the quarter.

NET RESULT PER SHARE (in EUR)

ING Group’s third-quarter 2014 net result per share was EUR 0.24, based on an average number of shares outstanding of 3,854.5 million.

CONSOLIDATED RESULTS

Other events

As announced on 26 October 2014, ING Bank comfortably passed the Asset Quality Review (AQR) and stress test which were part of the Comprehensive Assessment as conducted by the European Central Bank (ECB) and the European Banking Authority (EBA). The clear results of the AQR and stress test represent a confirmation of ING’s strong capital position, resilient balance sheet and prudent management approach.

Following the conclusion of the Comprehensive Assessment, the final repayment of core Tier 1 securities to the Dutch State will be accelerated. ING Group will pay the final tranche of EUR 1,025 million to the Dutch State on 7 November 2014, half a year ahead of the repayment schedule as agreed with the European Commission in 2012. This payment will consist of EUR 683 million in principal and EUR 342 million in interest and premiums. The total amount repaid to the Dutch State on the core Tier 1 securities will be EUR 13.5 billion, including EUR 10 billion in principal and EUR 3.5 billion in interest and premiums, giving the State an annualised return of 12.7%.

SEGMENT REPORTING: RETAIL BANKING

Retail Banking: Consolidated profit and loss account
	Total Retail Banking		Retail Banking Benelux				Retail International
			Netherlands		Belgium		Germany		Rest of World
In EUR million	3Q2014	3Q2013	3Q2014	3Q2013	3Q2014	3Q2013	3Q2014	3Q2013	3Q2014	3Q2013
Profit & loss
Interest result	2,319	2,127	965	905	498	462	409	348	446	412
Commission income	337	318	122	118	89	80	36	27	88	92
Investment income	19	56	-4	0	0	0	0	0	23	56
Other income	63	75	-3	18	25	31	-12	-14	53	40
Total underlying income	2,737	2,576	1,081	1,041	612	573	434	361	611	601
Staff and other expenses	1,491	1,493	558	546	359	369	202	181	372	397
Intangibles amortisation and impairments	13	14	13	10	0	4	0	0	0	0
Operating expenses	1,504	1,507	571	556	359	373	202	181	372	397
Gross result	1,234	1,069	510	485	253	200	232	180	239	204
Addition to loan loss provision	287	324	180	210	44	32	19	15	44	67
Underlying result before tax	946	745	330	274	209	168	213	165	194	137
Client balances (in EUR billion)1)
Residential Mortgages	276.4	277.0	130.8	136.9	32.1	30.6	63.6	61.4	49.9	48.1
Other Lending	95.0	93.8	36.0	37.3	35.5	33.2	4.9	4.3	18.6	18.9
Funds Entrusted	404.3	391.1	115.4	114.0	82.7	80.5	111.4	103.5	94.7	93.1
AUM/Mutual Funds	64.6	57.1	19.2	17.2	28.1	25.4	7.4	6.6	9.8	7.9
Profitability and efficiency1)
Cost/income ratio	54.9%	58.5%	52.8%	53.4%	58.6%	65.1%	46.5%	50.2%	60.9%	66.0%
Return on equity based on 10.0% common equity Tier 12)	18.0%	15.5%	16.2%	14.5%	23.8%	25.1%	22.7%	21.4%	14.5%	9.1%
Risk1)
Risk costs in bp of average RWA	75	92	118	149	74	62	29	27	42	64
Risk-weighted assets (end of period)	151,934	140,654	59,314	56,360	23,801	20,359	26,029	22,366	42,790	41,569

1) Key figures based on underlying figures.

2) Underlying after-tax return divided by average equity based on 10.0% common equity Tier 1 ratio (annualised).

Retail Banking recorded a strong underlying result before tax of EUR 946 million, up from EUR 745 million in the third quarter of 2013. The improvement was mainly due to higher interest margins on lending and savings in most countries. Expenses were stable, while risk costs declined. Compared with the second quarter of 2014, the result before tax rose 8.7%, due to higher interest results and the annual dividend from Bank of Beijing. This was in part offset by higher expenses and risk costs in Retail International. Commercial momentum continued in the third quarter with a EUR 1.3 billion net growth in funds entrusted and EUR 1.4 billion of net lending production.

UNDERLYING RESULT BEFORE TAX - RETAIL BANKING (in EUR million)

Underlying income rose 6.3% year-on-year to EUR 2,737 million. The increase was driven by higher interest results as a result of improved margins on savings and lending in most countries, which more than compensated for the impact of the deconsolidation of ING Vysya Bank. Compared with the second quarter of 2014, income increased 5.3% due to higher margins on mortgages and savings as well as the EUR 22 million annual dividend from Bank of Beijing. The net inflow of funds entrusted was EUR 1.3 billion, despite small outflows in the Netherlands and Germany. Net lending grew by EUR 1.4 billion, entirely outside the Benelux.

Operating expenses declined 0.2% from the third quarter of 2013 to EUR 1,504 million, but they increased 2.6% from the previous quarter. Excluding the deconsolidation impact of ING Vysya Bank, operating expenses rose 2.6% on both comparable quarters. This increase was mainly in Retail International due to business growth and extra investments in line with our strategy.

Risk costs were EUR 287 million, down 11.4% from a year ago, but up 9.1% from the previous quarter. The sequential increase was mainly due to Retail International after some positive one-offs in the second quarter of 2014.

The underlying return on equity based on a 10% common equity Tier 1 ratio rose to 18.0% from 15.5% in the third quarter of 2013. The increase reflects higher results, which more than offset an 8.0% increase in RWA from a year ago.

SEGMENT REPORTING: RETAIL BANKING

RETAIL NETHERLANDS

UNDERLYING RESULT BEFORE TAX - NETHERLANDS (in EUR million)

Retail Netherlands reported a strong third-quarter result. The underlying result before tax rose to EUR 330 million from EUR 274 million in the third quarter of 2013, reflecting higher interest margins on lending and savings, and lower risk costs. Compared with the second quarter of 2014, which included a one-off loss on the sale of real estate in own use, the result rose 14.6% due to improved margins on lending and savings.

Total underlying income rose 3.8% from a year ago to EUR 1,081 million. This increase mainly reflects higher margins on lending and savings, which more than compensated for a decline in net lending assets. The decrease in lending was primarily due to lower mortgage volumes. Compared with the previous quarter, income increased by EUR 44 million, or 4.2%. Adjusted for the EUR 23 million one-off loss on the sale of real estate in own use in the second quarter, underlying income rose 2.0% due to higher margins on mortgages and savings, supported by reductions in client savings rates in July. This increase was partly offset by lower margins on current accounts, consistent with the low interest rate environment. The mortgage portfolio declined by EUR 0.8 billion in the third quarter, of which EUR 0.3 billion was caused by additional transfers of WUB mortgages to NN Bank. Other lending, including business lending, declined by EUR 0.1 billion. Funds entrusted decreased by EUR 0.6 billion due to an outflow from current accounts, which were seasonally high in the second quarter because they included holiday allowances.

Operating expenses were EUR 571 million, up EUR 15 million from the same quarter of last year, predominantly explained by higher pension costs and extra contributions to HR provisions. The latter was mainly caused by lower market-linked discount rates. In addition, a provision of EUR 24 million was taken related to additional redundancies compared with EUR 21 million of additional provisions in the third quarter of 2013. Compared with the second quarter of 2014, operating expenses were flat as the additional redundancy provision was offset by the seasonal release from the holiday provision and lower marketing costs. Cost-efficiency programmes remain on track to realise EUR 480 million of annual cost savings by the end of 2017. Of this amount, EUR 328 million has already been realised.

Risk costs totalled EUR 180 million, down from EUR 210 million a year ago. Compared with the previous quarter, risk costs rose slightly due to higher additions in consumer / other lending, while net additions for business lending stayed relatively stable at EUR 104 million. Risk costs for Dutch mortgages declined to EUR 62 million from EUR 68 million in the second quarter of 2014.

Risk-weighted assets decreased by EUR 3.5 billion in the third quarter to EUR 59.3 billion, mainly due to improvements in Dutch house prices, run-off of the mortgage portfolio and other risk-mitigating actions such as resolving arrears caused by the implementation of SEPA.

RETAIL BELGIUM

UNDERLYING RESULT BEFORE TAX - BELGIUM (in EUR million)

Retail Belgium recorded another solid underlying result before tax of EUR 209 million. The result improved 24.4% on the third quarter of 2013, driven by higher volumes and increased interest margins on mortgages and savings. The cost/income ratio improved by more than six percentage points to 58.6%. Compared with the second quarter of 2014, the result before tax declined 5.0%. This was primarily due to lower interest margins, lower fee income and a 2.0% increase in expenses. These factors were partially offset by lower risk costs.

Total underlying income was EUR 612 million, up 6.8% from the third quarter of last year. The improvement was mainly attributable to volume growth and higher interest margins on mortgages and savings. Compared with the previous quarter, income decreased 1.4%. Although the interest margin on mortgages continued to improve, this was not sufficient to compensate for moderate margin pressure on other products as well as a decline in securities fee income. Funds entrusted grew by EUR 1.2 billion in the third quarter, while net lending assets declined by EUR 0.4 billion.

Operating expenses decreased by EUR 14 million year-on-year to 359 million. The decline was mainly due to the absence of Belgian bank taxes in the third quarter of 2014, whereas last year’s third quarter included a EUR 12 million charge. On a sequential basis, expenses rose by EUR 7 million and were mainly related to higher IT costs and additional redundancies. The strategic projects announced by ING Belgium remain on track to realise EUR 160 million of cost savings by the end of 2017, of which EUR 79 million has been realised so far.

Risk costs increased to EUR 44 million from EUR 32 million a year ago, but declined from EUR 49 million in the previous quarter. The decline compared with the second quarter of 2014 was mainly attributable to business lending. The net addition for mortgages remained low at EUR 5 million.

Risk-weighted assets declined by EUR 0.5 billion in the third quarter to EUR 23.8 billion, mainly due to lower volumes in non-mortgage lending.

SEGMENT REPORTING: RETAIL BANKING

RETAIL GERMANY

UNDERLYING RESULT BEFORE TAX - GERMANY (in EUR million)

Retail Germany had its second consecutive record quarter with an underlying result before tax of EUR 213 million, up from EUR 165 million in the third quarter of 2013. The improvement in results was driven by a solid increase in income, reflecting both volume growth and higher margins on savings. This was partly offset by higher expenses due to business growth and strategic investments, and a slight increase in risk costs. The cost/income ratio improved by almost four percentage points to 46.5%. Compared with the second quarter of 2014, the result before tax rose 6.0%, due to higher interest results, partly offset by higher expenses and higher risk costs.

Underlying income was EUR 434 million, up 20.2% from the third quarter of 2013. The increase primarily reflects higher interest results stemming from higher margins, as well as higher lending and savings balances. The interest margin on savings improved, supported by a decrease in the core rate in July 2014. Compared with the previous quarter, income rose 8.5% due to higher interest results following the core rate cut. Funds entrusted decreased by EUR 0.2 billion in the third quarter, while the net production in retail lending was EUR 0.7 billion, of which EUR 0.5 billion was for residential mortgages.

Operating expenses were EUR 202 million, up 11.6% from the third quarter in 2013 and 7.4% higher than in the second quarter of 2014. The increase compared with both previous quarters primarily reflects an increase in headcount as well as strategic investments to support business growth and attract primary bank clients. As revenue growth has been outpacing cost growth, the cost/income ratio improved both year-on-year and sequentially to 46.5%.

Risk costs were EUR 19 million, up from EUR 15 million in the third quarter of 2013 and EUR 10 million in the previous quarter. Both comparable quarters were influenced by positive one-offs. Risk costs in the third quarter of 2014 were 29 basis points of average RWA.

Risk-weighted assets increased by EUR 0.7 billion to EUR 26.0 billion in the third quarter, mainly reflecting volume growth and model changes in the investment book.

RETAIL REST OF WORLD

UNDERLYING RESULT BEFORE TAX - REST OF WORLD (in EUR million)

The underlying result before tax of Retail Rest of World rose to EUR 194 million from EUR 137 million in the third quarter of 2013 and EUR 161 million in the previous quarter. The higher result versus the year-ago quarter mainly reflects better commercial results in Turkey, France, Poland and Italy; higher contributions from our stakes in ING Vysya Bank and TMB; and lower losses in the UK Legacy run-off portfolio. This was partly offset by lower results in Spain and a lower annual dividend from Bank of Beijing.

Underlying income rose 1.7% to EUR 611 million compared with a year ago. The improvement was driven by higher margins and volumes in Poland, Turkey, France and Italy, and lower losses in the UK legacy run-off portfolio. Underlying income grew 19.8%, excluding the deconsolidation of ING Vysya Bank and the lower dividend from Bank of Beijing (which was EUR 22 million in the current quarter versus EUR 52 million a year ago). Compared with the second quarter of 2014, income increased by EUR 71 million due to higher income in Turkey and France and the dividend from Bank of Beijing. Net funds entrusted increased by EUR 1.0 billion in the third quarter, mainly driven by Poland and Turkey. The net production in retail lending was EUR 1.9 billion, with growth concentrated in Turkey, Poland and Australia.

Operating expenses decreased by EUR 25 million from a year ago to EUR 372 million. Excluding the deconsolidation of ING Vysya Bank, expenses increased 4.6%, mainly due to strategic investments, increased bank levies/deposit insurance premiums and higher IT costs to support business growth. Sequentially, operating expenses rose by EUR 18 million, mainly due to strategic investments and increased regulatory costs. Similar to the German operations, revenue growth in Retail Rest of World has been outpacing cost growth, leading to an improvement in the cost/ income ratio compared with both previous quarters.

Risk costs were EUR 44 million, down from EUR 67 million in the third quarter of 2013, which included a EUR 15 million net addition for the UK legacy run-off portfolio and EUR 27 million for ING Vysya Bank. Risk costs increased by EUR 19 million from the previous quarter, mainly in Turkey, which benefited from the impact of a decreased probability of default in the second quarter. Total risk costs in the third quarter were at 42 basis points of average RWA, down from 64 basis points a year ago, but up from 24 basis points in the second quarter of 2014, which benefited from the aforementioned one-off impact.

Risk-weighted assets increased in the third quarter by EUR 0.9 billion to EUR 42.8 billion, mainly reflecting business growth and increases in the market value of the strategic stakes.

SEGMENT REPORTING: COMMERCIAL BANKING

Commercial Banking: Consolidated profit and loss account
	Total Commercial Banking		Industry Lending		General Lending & Transaction Services		Financial Markets		Bank Treasury, Real Estate & Other
In EUR million	3Q2014	3Q2013	3Q2014	3Q2013	3Q2014	3Q2013	3Q2014	3Q2013	3Q2014	3Q2013
Profit & loss
Interest result	893	792	394	377	247	238	224	114	29	62
Commission income	242	231	141	111	87	95	15	20	-1	4
Investment income	17	23	4	16	0	0	0	0	12	7
Other income excl. CVA/DVA	162	218	6	-8	4	6	62	157	90	63
Underlying income excl. CVA/DVA	1,314	1,263	545	495	338	340	301	292	130	136
Other income - DVA on structured notes	10	-26					10	-26
Other income - CVA/DVA on derivatives	-52	37					-52	37
Total underlying income	1,272	1,273	545	495	338	340	259	303	130	136
Staff and other expenses	556	557	123	111	180	186	204	199	49	60
Intangibles amortisation and impairments	5	18	0	0	0	0	0	0	5	18
Operating expenses	561	575	123	111	180	186	204	199	54	78
Gross result	711	698	422	384	158	154	55	103	76	58
Addition to loan loss provision	34	227	49	181	-28	13	0	0	13	33
Underlying result before tax	677	471	373	203	187	141	55	103	62	25
Client balances (in EUR billion)1)
Residential Mortgages
Other Lending	135.9	122.9	80.2	72.8	45.5	39.0	3.0	2.0	7.2	9.2
Funds Entrusted	79.0	73.4	1.5	0.7	42.1	38.0	4.0	3.2	31.5	31.5
AUM/Mutual Funds	0.2	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.2
Profitability and efficiency1)
Cost/income ratio	44.1%	45.2%	22.6%	22.5%	53.2%	54.8%	78.8%	65.9%	41.6%	57.6%
Return on equity based on 10.0% common equity Tier 12)	15.8%	12.1%	23.5%	13.4%	15.8%	12.5%	5.2%	13.3%	16.0%	3.7%
Risk1)
Risk costs in bp of average RWA	10	71	40	135	-32	14	0	1	34	96
Risk-weighted assets (end of period)	139,034	125,344	49,876	51,986	36,389	34,263	36,277	24,638	16,491	14,458

1) Key figures based on underlying figures.

2) Underlying after-tax return divided by average equity based on 10.0% common equity Tier 1 ratio (annualised).

Commercial Banking reported a strong performance in the third quarter. Structured Finance delivered another good result and total risk costs declined to EUR 34 million. The underlying result before tax was EUR 677 million, including a EUR -42 million CVA/ DVA impact. Excluding the CVA/DVA impact, the pre-tax result increased 56.0% from the third quarter of 2013, with results improving in all segments. The pre-tax result of Structured Finance rose 77%. Compared with the second quarter of 2014, the pre-tax result excluding CVA/DVA increased 10.3%, driven by higher results in Industry Lending and General Lending & Transaction Services. This offset lower results in Financial Markets and Bank Treasury.

UNDERLYING RESULT BEFORE TAX -

COMMERCIAL BANKING (in EUR million)

Total underlying income was flat versus the third quarter of 2013. The CVA/DVA effects, reported within Financial Markets, were EUR -42 million for the quarter, down strongly from EUR 10 million in the third quarter of 2013 and a slight improvement from EUR -47 million in the previous quarter. Excluding the CVA/ DVA impact, income was 4.0% higher than in the third quarter of 2013. Industry Lending income was 10.1% higher than last year due to the strong performance of Structured Finance (supported by strong volume growth), which offset lower income in Real Estate Finance. Financial Markets income, excluding CVA/DVA effects, was up 3.1% as a result of higher income on FX products, partly offset by lower income in the Equities business.

Compared with the second quarter of 2014, income excluding CVA/DVA effects fell 4.0%. Higher income in Structured Finance was more than offset by lower income in Bank Treasury as a result of lower capital gains and lower positive revaluations of derivatives used for hedging purposes. Financial Markets income excluding CVA/DVA effects was down 6.5%, due to lower client flows in Debt Capital Markets.

The interest result rose 12.8% compared with a year ago due to higher interest results in Financial Markets and in the core lending business. This increase was partly offset by a lower interest result within Bank Treasury. The increase in the core lending business was mainly driven by continued net lending growth in Structured

SEGMENT REPORTING: COMMERCIAL BANKING

Finance against a slightly lower margin. The interest result in Bank Treasury declined due to the impact of the low interest rate environment, which resulted in lower investment spreads, and due to actions to meet new regulatory requirements. Compared with the previous quarter, interest income increased, attributable fully to Financial Markets.

Commission income rose 4.8% from the same quarter of last year, driven by Structured Finance within Industry Lending. The higher commission income in Structured Finance was largely due to strong volume growth. Compared with the previous quarter, commission income declined 8.0%, mainly due to lower client flows in Debt Capital Markets, which is part of Financial Markets.

Investment income was EUR 17 million, down from EUR 23 million in the third quarter of 2013 and EUR 45 million in the previous quarter. Compared with the second quarter, investment income declined, due to lower capital gains from the sale of bonds within Bank Treasury.

Total other income was EUR 120 million, down from EUR 228 million a year ago. This decrease was partly due to negative CVA/ DVA impacts in Financial Markets. Compared with the previous quarter, other income declined by EUR 42 million, attributable mainly to Financial Markets.

Operating expenses decreased 2.4% on the third quarter of 2013, which included EUR 17 million of additional reorganisation charges. Cost savings from the current restructuring plans and lower impairments within Real Estate Development were offset by salary increases (partly driven by headcount growth in Structured Finance) and higher pension costs in the Netherlands. Compared with the previous quarter, expenses were down 2.4%, mainly due to lower impairments on real estate assets. The cost/income ratio was 44.1% compared with 45.2% in the third quarter of 2013 and 43.5% in the previous quarter. The restructuring programmes announced by Commercial Banking are on track to realise EUR 315 million of cost savings by the end of 2017. At the end of September 2014, EUR 173 million of cost savings had already been realised.

Net additions to loan loss provisions were EUR 34 million in this quarter, down from EUR 227 million in the third quarter of 2013 and EUR 142 million in the previous quarter. The decline on the previous quarter was mainly visible in General Lending, which benefited from a release on a larger file, and in Structured Finance. Risk costs in Real Estate Finance remained low at EUR 4 million for the quarter.

Risk-weighted assets increased by EUR 4.0 billion from the previous quarter to EUR 139.0 billion, mainly due to FX impacts and higher volumes in the core lending business. The underlying return on equity, based on a 10% common equity Tier 1 ratio, was 15.8%, up from 12.1% in the third quarter of 2013 and 12.4% in the second quarter of this year.

INDUSTRY LENDING

UNDERLYING RESULT BEFORE TAX -

INDUSTRY LENDING (in EUR million)

Industry Lending posted an underlying result before tax of EUR 373 million, up 83.7% from a year ago and 11.3% from the previous quarter. The increases on both quarters reflect strong income growth in Structured Finance and lower risk costs in both Real Estate Finance and Structured Finance. Income rose 10.1% year-on-year due to Structured Finance, partly offset by lower income in Real Estate Finance. In Structured Finance, the net lending assets, excluding FX impacts, increased by EUR 7.8 billion year-on-year and by EUR 1.3 billion compared with the second quarter, more than offsetting the volume decrease in Real Estate Finance. The Real Estate Finance portfolio shrank by EUR 3.1 billion compared with last year and by EUR 1.1 billion compared with the second quarter, excluding FX impacts. Expenses were 10.8% higher than last year due to additional hiring to support the growth ambition in Structured Finance, higher pension costs in the Netherlands and higher performance-related costs. Expenses fell 7.5% on the previous quarter, which included impairments on repossessed real estate assets. The cost/income ratio remained low at 22.6%.

The net additions to loan loss provisions amounted to EUR 49 million, down from EUR 181 million a year ago and EUR 63 million in the second quarter of 2014. Risk costs in Real Estate Finance remained low at EUR 4 million for the quarter.

GENERAL LENDING & TRANSACTION SERVICES

UNDERLYING RESULT BEFORE TAX -

GENERAL LENDING & TRANSACTION SERVICES (in EUR million)

The underlying result before tax from General Lending & Transaction Services was EUR 187 million, up 32.6% from a year ago and 71.6% higher than in the second quarter of 2014. The increase was driven by releases on risk costs and a small decline in expenses. Income in this quarter was slightly lower than last year, when higher income in Trade Financial Services was more than offset by lower income in General Lending. Income in General Lending was 8.4% lower than a year ago, due to lower interest margins, whereas income in Trade Financial Services benefited from higher interest margins and higher volumes.

SEGMENT REPORTING: COMMERCIAL BANKING

Compared with the previous quarter, total income declined 3.2%. This was mainly due to General Lending, where both interest margins and commissions decreased on a slightly higher portfolio.

Expenses declined 3.2% on the previous year (which included part of the EUR 17 million additional restructuring charges) and 0.6% on the previous quarter. The restructuring savings and lower IT investments resulted in lower expenses compared with both quarters, partly offset by higher salaries. Risk costs were EUR -28 million for the quarter, down from EUR 13 million in the third quarter of 2013 and EUR 58 million in the previous quarter. The decline was driven by the release on a larger file.

FINANCIAL MARKETS

UNDERLYING RESULT BEFORE TAX -

FINANCIAL MARKETS (in EUR million)

The results for Financial Markets, excluding the volatile CVA/DVA impacts, were solid. The CVA/DVA effects were EUR -42 million for the quarter versus EUR 10 million in the third quarter of 2013 and EUR -47 million in the previous quarter. Excluding the CVA/ DVA impacts, results from Financial Markets were EUR 97 million, up slightly from EUR 93 million a year ago, but down from EUR 126 million in the previous quarter.

Income excluding CVA/DVA increased 3.1% on the same quarter of 2013. The increase was mainly due to higher income on FX products, partly offset by lower income in the Equities business. Sequentially, comparable income fell 6.5% due to lower client flows in Debt Capital Markets.

Operating expenses increased 2.5% year-on-year and 4.1% on the previous quarter. Both increases were mainly due to higher performance-related costs and increased IT investments.

BANK TREASURY, REAL ESTATE AND OTHER

UNDERLYING RESULT BEFORE TAX -

BANK TREASURY, REAL ESTATE AND OTHER (in EUR million)

Bank Treasury, Real Estate and Other booked an underlying result before tax of EUR 62 million, up from EUR 25 million in the third quarter of 2013, but down from EUR 81 million in the previous quarter. Income decreased 4.4% year-on-year, mainly as a result of portfolio reductions within the General Lease run-off activities. Sequentially, income was down 22.2%, mainly within Bank Treasury since the previous quarter included high positive revaluations of derivatives used for hedging purposes and higher capital gains on bonds. Expenses dropped 30.8% from the third quarter of 2013, which included part of the EUR 17 million additional restructuring charges. The decline was mainly due to lower impairments within Real Estate Development (RED) and ongoing reductions in the run-off business. Compared with the previous quarter, expenses decreased 15.6%, partly due to lower performance-related costs. Risk costs decreased to EUR 13 million due to lower additions to provisions in the Leasing business in Italy.

CORPORATE LINE BANKING

Banking Corporate Line: Underlying result before tax
In EUR million	3Q2014	3Q2013
Income on capital surplus	119	120
Solvency costs	-34	-67
Financing charges	-53	-41
Other Capital Management	3	52
Capital Management excl. DVA	35	64
Bank Treasury excl. DVA	-121	-139
DVA	-27	-18
Other	-23	-19
Underlying result before tax	-137	-113
of which: underlying income	-67	-75
of which: operating expenses	70	38

Corporate Line Banking posted an underlying result of EUR -137 million versus EUR -113 million in the third quarter of 2013. The underlying result before tax in the previous quarter, which included a EUR 51 million one-off loss following the accelerated amortisation of capitalised fees on issued debt, was EUR -197 million.

Capital Management-related results decreased to EUR 35 million from EUR 64 million in the same quarter of last year.

Income on capital surplus was EUR 119 million compared to EUR 120 million in the same quarter of last year.

Solvency costs improved to EUR 34 million from EUR 67 million in the third quarter of last year. The improvement mainly reflects the call of hybrid securities in December 2013 and April 2014.

Financing charges rose to EUR 53 million from EUR 41 million in the same quarter of 2013. This was mainly due to FX hedges, driven by the appreciation of the US dollar, and higher expenses from ING Group which are fully allocated to the banking results.

The result of Other Capital Management deteriorated to EUR 3 million from EUR 52 million in the same quarter of last year. The lower result was mainly caused by the one-off increase of a model reserve provision. In addition, fair value results were more negative than in the same quarter of last year.

Bank Treasury-related results include the isolated legacy costs (mainly negative interest results) for replacing short-term funding with long-term funding. The Bank Treasury-related results improved to EUR -121 million from EUR -139 million in the third quarter of last year. The improvement was mainly due to a positive swing in fair value results on long-term debt.

DVA on own-issued debt was EUR -27 million (mainly in the covered bond portfolio) compared to EUR -18 million in the third quarter of 2013.

‘Other’ was EUR -23 million versus EUR -19 million in the same quarter of previous year, as a reimbursement related to Icesave was more than offset by higher shareholder expenses, additional regulatory costs and the absence of a value-added tax restitution this quarter.

CONSOLIDATED BALANCE SHEET

ING Group: Consolidated balance sheet
in EUR million	30 Sep. 14	30 June 14 pro-forma1)	30 June 14		30 Sep. 14	30 June 14 pro-forma1)	30 June 14
Assets				Equity
Cash and balances with central banks	13,272	12,337	15,010	Shareholders’ equity	47,166	48,461	48,461
Amounts due from banks	41,876	43,185	43,185	Minority interests	7,307	616	616
Financial assets at fair value through P&L	141,661	133,005	177,493	Non-voting equity securities	683	683	683
- trading assets	133,402	126,093	126,738	Total equity	55,156	49,760	49,760
- investments for risk policyholders			38,822	Liabilities
- non-trading derivatives	3,834	3,364	7,773	Subordinated loans	6,678	6,748	6,748
- other	4,425	3,548	4,160	Debt securities in issue	133,615	135,420	135,420
Investments	94,809	94,439	161,465	Other borrowed funds	12,485	11,849	16,623
- debt securities available-for-sale	90,553	90,251	151,113	Insurance and investment contracts			116,036
- debt securities held -to-maturity	2,170	2,497	2,497	Amounts due to banks	30,412	32,401	32,401
- equity securities available-for-sale	2,086	1,691	7,855	Customer deposits	492,277	482,735	489,254
Loans and advances to customers	520,218	512,839	539,517	- savings accounts	294,121	293,809	294,652
- securities at amortised cost	11,995	11,740	17,277	- credit balances on customer accounts	138,705	134,505	134,505
- customer lending	508,223	501,099	522,241	- corporate deposits	58,383	53,524	59,200
Reinsurance contracts			270	- other	1,067	897	897
Investments in associates and joint ventures	1,592	1,499	3,074	Financial liabilities at fair value through P&L	104,766	99,664	101,522
Real estate investments	78	351	1,137	- trading liabilities	84,786	79,530	79,530
Property and equipment	2,111	2,126	2,275	- non-trading derivatives	5,824	6,060	7,918
Intangible assets	1,655	1,613	1,835	- other	14,156	14,074	14,074
Deferred acquisition costs			1,441	Other liabilities	16,709	17,773	22,749
Other assets	14,235	16,878	20,779
Total assets excl. assets held for sale	831,508	818,274	967,482	Total liabilities excl. liabilities held for sale	796,942	786,590	920,753
Assets held for sale	159,480	152,243	3,036	Liabilities held for sale	138,889	134,167	4
				Total liabilities	935,831	920,757	920,757
Total assets	990,987	970,517	970,517	Total equity and liabilities	990,987	970,517	970,517

1) Adjusted for the transfer of NN Group to assets/liabilities held for sale, provided for comparison reasons only.

The balance sheet of ING Group increased to EUR 991 billion from EUR 971 billion at the end of June. NN Group assets and liabilities have been transferred to assets/liabilities held for sale. The EUR 20 billion increase in total assets versus the pro-forma balance sheet of 30 June 2014 is due to EUR 7 billion in higher assets held for sale, EUR 9 billion of positive currency impacts in ING Bank and a EUR 5 billion higher valuation in trading derivatives related to lower interest rates. Customer lending grew by EUR 3 billion at comparable currency rates. Savings accounts remained flat despite client rate cuts. ING Bank’s loan-to-deposit ratio decreased to 1.02 from 1.03 in June.

Cash and balances with central banks

Cash and balances with central banks increased by EUR 1 billion to EUR 13 billion, with more cash placed at non-eurozone central banks in order to avoid the negative ECB deposit rate.

Amounts due from and to banks

Amounts due from banks decreased by EUR 1 billion to EUR 42 billion, while amounts due to banks declined by EUR 2 billion to EUR 30 billion.

Loans and advances to customers

Loans and advances to customers grew by EUR 3 billion, excluding currency impacts, to EUR 520 billion. The growth was due to EUR 3 billion in higher customer lending. This includes a EUR 2 billion increase in non-mortgage lending due to growth in Commercial Banking (mainly in Structured Finance, General Lending and Financial Markets, partly offset by lower Real Estate Finance loans). Customer lending also includes EUR 1 billion in higher residential mortgages, with growth mainly in Germany, Belgium and Australia. Residential mortgages in the Netherlands were lower, due partly to additional mortgage transfers to NN Bank.

Financial assets/liabilities at fair value

Financial assets at fair value through P&L increased by EUR 9 billion to EUR 142 billion, mainly due to a EUR 5 billion higher valuation of trading derivatives, following a further decline of interest rates, as well as positive currency impacts. These developments were for the most part mirrored in Financial liabilities at fair value through P&L, which rose by EUR 5 billion to EUR 105 billion. Financial assets and liabilities at fair value consists predominantly of derivatives, securities and repos, which are mainly used to facilitate the servicing of ING’s clients.

Investments

Investments increased slightly to EUR 95 billion from EUR 94 billion in June as a result of a higher valuation of equity stakes. Debt securities remained flat.

CONSOLIDATED BALANCE SHEET

ING Group: Change in shareholders’ equity
	ING Group		ING Bank N.V.		NN Group N.V.1)		Holding/Eliminations
in EUR million	3Q2014	2Q2014	3Q2014	2Q2014	3Q2014	2Q2014	3Q2014	2Q2014
Shareholders’ equity beginning of period	48,461	45,380	34,124	32,341	16,939	14,682	-2,602	-1,643
Net result for the period	928	1,066	1,033	872	241	252	-346	-58
Unrealised revaluations of equity securities	-95	29	355	88	-450	-52	0	-7
Unrealised revaluations of debt securities	-497	1,639	220	252	-717	1,387	0	0
Deferred interest crediting to life policyholders	765	-659	0	0	765	-659	0	0
Realised gains/losses equity securities released to P&L	-6	24	-1	-3	-5	46	0	-19
Realised gains/losses debt securities transferred to P&L	-9	-26	-8	-18	-1	-8	0	0
Change in cashflow hedge reserve	-373	868	516	473	-865	408	-24	-13
Other revaluations	-198	-175	-124	-169	-74	-6	0	0
Defined benefit remeasurement	32	-76	57	-56	19	-19	-44	-1
Exchange rate differences	506	365	370	305	142	62	-6	-2
Changes in treasury shares	57	-7	0	0	0	0	57	-7
Employee stock options and share plans	14	24	13	8	3	2	-2	14
Impact IPO NN Group	-4,263	0	0	0	-5,397	0	1,134	0
Other	1,845	9	11	31	1,900	844	-67	-866
Total changes	-1,295	3,081	2,442	1,783	-4,439	2,257	702	-959
Shareholders’ equity end of period	47,166	48,461	36,566	34,124	12,500	16,939	-1,900	-2,602
1) These figures represent ING’s 68.1% shareholding in NN Group as per 30 September 2014.
ING Group: Shareholders’ equity
	ING Group		ING Bank N.V.		NN Group N.V.1)		Holding/Eliminations
in EUR million	30 Sep. 14	30 Jun. 14	30 Sep. 14	30 Jun. 14	30 Sep. 14	30 Jun. 14	30 Sep. 14	30 Jun. 14
Share premium/capital	16,969	16,969	17,067	17,067	12,140	12,140	-12,238	-12,238
Revaluation reserve equity securities	2,097	2,198	1,460	1,106	635	1,091	2	1
Revaluation reserve debt securities	6,233	6,739	1,493	1,281	4,769	5,489	-29	-31
Revaluation reserve crediting to life policyholders	-3,092	-3,857	0	0	-3,092	-3,858	0	1
Revaluation reserve cashflow hedge	3,102	3,475	618	102	2,582	3,447	-98	-74
Other revaluation reserves	314	336	295	307	18	22	1	7
Defined benefit remeasurement reserve	-542	-574	-432	-489	-63	-83	-47	-2
Currency translation reserve	-660	-1,443	-570	-826	-84	-162	-7	-455
Treasury shares	-14	-71	0	0	0	0	-14	-71
Retained earnings and other reserves	22,760	24,689	16,635	15,576	-4,405	-1,147	10,530	10,260
Total	47,166	48,461	36,566	34,124	12,500	16,939	-1,900	-2,602

1) These figures represent ING’s 68.1% shareholding in NN Group as per 30 September 2014.

Assets/liabilities held for sale

Assets and liabilities held for sale mainly relate to NN Group. They increased respectively by EUR 7 billion and EUR 5 billion.

Debt securities in issue ING Bank

Debt securities in issue were EUR 4 billion lower at comparable currency rates. This decrease was mainly visible in short-term funding, as CD/CPs were down by EUR 3 billion compared with the end of June. Long-term debt securities declined by EUR 1 billion. ING Bank issued EUR 1 billion of long-term debt, mainly senior unsecured debt, which was more than offset by EUR 2 billion of maturing debt.

Customer deposits and other funds on deposits

Customer deposits increased by EUR 10 billion to EUR 492 billion, mainly due to EUR 4 billion of higher credit balances on customer accounts (current accounts) and EUR 5 billion of higher corporate deposits, mainly from asset managers and corporate treasurers. The latter includes EUR 3 billion of higher overnight deposits and EUR 3 billion of higher deposits in Bank Corporate Line; both are not included in the ‘funds entrusted client balances’ definition. Savings account balances in the various countries remained essentially flat versus June, despite various client rate cuts.

Total equity

Shareholders’ equity decreased by EUR 1.3 billion in the quarter. The negative EUR 4.3 billion impact of the NN Group IPO was partly offset by the quarterly net result of EUR 0.9 billion, and a EUR 1.8 billion increase in the revaluation and cash flow hedge reserves mainly due to lower interest rates. Exchange rate differences had a EUR 0.5 billion positive impact on equity, reflecting the weakening of the euro against most currencies. Not all these movements are visible in the table above, as the line items include the transfer of the minority share to other reserves with a total impact of EUR 1.9 billion due to the IPO of NN Group in July 2014. Shareholders’ equity per share decreased from EUR 12.59 at the end of June 2014 to EUR 12.23 on 30 September 2014.

Balance sheet ING Bank

The balance sheet total of ING Bank is EUR 832 billion. The difference on the asset side compared with the balance sheet of ING Group is mainly due to differences in assets held for sale, of which only EUR 26 million refers to the Bank. The difference on the liability side is mainly attributable to equity and debt items and liabilities held for sale.

RISK & CAPITAL MANAGEMENT

ING Bank: Loan book
	Credit outstandings		Non-performing loans		NPL%
in EUR million	30 Sep. 14	30 Jun. 14	30 Sep. 14	30 Jun. 14	30 Sep. 14	30 Jun. 14
Residential mortgages Netherlands	135,759	136,508	2,694	2,714	2.0%	2.0%
Other lending Netherlands	35,719	36,383	2,878	2,970	8.1%	8.2%
of which Business Lending Netherlands	29,852	30,299	2,323	2,370	7.8%	7.8%
Residential mortgages Belgium	31,646	31,314	762	737	2.4%	2.4%
Other lending Belgium	37,707	38,836	1,431	1,517	3.8%	3.9%
of which Business Lending Belgium	31,561	32,220	1,225	1,298	3.9%	4.0%
Retail Banking Benelux	240,831	243,041	7,765	7,938	3.2%	3.3%
Residential mortgages Germany	63,383	62,908	593	594	0.9%	0.9%
Other lending Germany	11,797	11,683	149	146	1.3%	1.2%
Residential mortgages Rest of World	50,193	49,345	288	298	0.6%	0.6%
Other lending Rest of World	25,072	25,129	736	1,009	2.9%	4.0%
Retail Banking International	150,445	149,065	1,766	2,047	1.2%	1.4%
Industry lending	95,289	91,364	3,879	4,059	4.1%	4.4%
of which: Structured Finance	72,126	67,143	1,448	1,364	2.0%	2.0%
of which: Real Estate Finance	22,934	23,950	2,419	2,668	10.5%	11.1%
General Lending & Transaction Services	62,864	61,857	1,205	1,225	1.9%	2.0%
FM, Bank Treasury, Real Estate & other	19,276	24,784	1,077	1,103	5.6%	4.4%
of which General Lease run-off	5,434	6,072	1,076	1,101	19.8%	18.1%
Commercial Banking	177,430	178,004	6,161	6,386	3.5%	3.6%
Total loan book	568,706	570,110	15,692	16,371	2.8%	2.9%

1) Lending and money market credit outstandings, including guarantees and letters of credit (off balance positions).

ING Bank’s NPL ratio decreased slightly to 2.8% in the third quarter, driven by a 4.1% drop in non-performing loans. ING Bank’s capital position, with a fully-loaded CRD IV common equity Tier 1 ratio of 11.1%, and liquidity position remain robust, enabling ING Group to accelerate the final payment to the Dutch State. The Group debt dropped to EUR 1.5 billion following the IPO of NN Group and the sale of additional Voya Financial shares.

Credit risk management

In the third quarter, non-performing loans (NPLs) expressed as a percentage of lending credit outstandings decreased to 2.8% from 2.9% in the second quarter. This decrease was mainly caused by lower NPL amounts in both Retail Banking and Commercial Banking.

Within Retail Banking, the NPL ratio for residential mortgages in the Netherlands remained stable at 2.0% despite a slight reduction in the size of the portfolio following additional transfers of WUB mortgages to NN Bank. The NPL ratio for Business Lending Netherlands remained stable at 7.8% compared to the second quarter. The amount of non-performing loans decreased slightly. Against the background of the current uncertainty in the macro-economic environment, we expect NPLs at Retail Banking Netherlands to remain elevated. Although we have observed a gradual improvement of the Dutch economy in the past year, the improvement in the quality of the loan book, in the form of non-performing loans and risk costs, always lags in the cycle. The NPL ratio for other lending in Retail Rest of World decreased from 4.0% to 2.9% due to the sale of non-performing loans.

The NPL ratio for Commercial Banking declined to 3.5% from 3.6% in the second quarter, driven by a lower amount of non-performing loans, especially in Real Estate Finance. The credit

ING Bank: Stock of provisions1)
in EUR million	Retail Banking Benelux	Retail Banking International	Commercial Banking	Total ING Bank 3Q2014	Total ING Bank 2Q2014
Stock of provisions at begin of period	2,453	1,301	2,468	6,222	6,155
Changes in composition of the Bank				0	0
Amounts written off	-212	-179	-178	-569	-371
Recoveries of amounts written off	19	7	8	34	22
Increases in loan loss provisioning	330	82	242	654	651
Releases from loan loss provisioning	-105	-19	-208	-332	-246
Net additions to loan loss provisions	225	63	34	322	405
Exchange or other movements	0	-4	38	34	11
Stock of provisions at end of period	2,485	1,188	2,370	6,043	6,222
Coverage ratio 3Q2014	32.0%	67.3%	38.5%	38.5%
Coverage ratio 2Q2014	30.9%	63.6%	38.6%	38.0%

1) At the end of September 2014, the stock of provisions included provisions for amounts due from banks: EUR 5 million (June 2014: EUR 4 million).

RISK & CAPITAL MANAGEMENT

outstandings slightly declined as an increase in Structured Finance was more than offset by a reduction in Bank Treasury and Real Estate Finance.

ING Bank continues to critically monitor its exposures in Ukraine and Russia and to manage down exposures where possible. In the third quarter, our exposure outstanding to Ukraine and Russia decreased to EUR 1.3 billion and EUR 7.8 billion, respectively. As the economic situation in Ukraine and Russia deteriorated, NPL ratios rose slightly in Ukraine from 20% to 21%, and in Russia from 0% to 2%.

ING Bank’s stock of provisions decreased to EUR 6.0 billion in the third quarter, due to higher write-offs following the sale of non-performing loans. The coverage ratio therefore increased to 38.5% from 38.0% at the end of June 2014 due to lower NPLs and despite the decrease in the stock of provisions. For the same reasons, the coverage ratios in Retail Banking and Commercial Banking increased quarter-on-quarter. ING Bank’s loan portfolio consists predominantly of asset-based and/or well-secured loans, including Structured Finance, Real Estate Finance, and mortgage loans in Retail Banking.

Securities portfolio

In the third quarter, ING Bank’s overall exposure to debt securities decreased slightly to EUR 107.4 billion from EUR 107.5 billion at the end of June. This was despite a more profound reduction in the notional amount as maturities were not fully re-invested though this was largely offset by the increase in the value of the securities. Re-investments were deliberately limited given the low market rates. Both the increase in the value of the debt securities and revaluation reserve, which rose to EUR 1.5 billion after tax compared with EUR 1.3 billion at the end of June 2014, reflect the high quality of the investment portfolio, which benefited from ongoing credit spread tightening and lower interest rates.

ING Bank: Debt securities1)
in EUR billion	30 Sep. 14	30 Jun. 14
Government bonds	67.0	66.7
Covered bonds	18.8	19.0
Financial institutions	11.9	12.1
Corporate bonds	2.8	2.7
ABS	6.8	7.0
Subtotal debt securities	107.4	107.5
1)	Figures exclude positions at fair value through the P&L but include securities classified as Loans & Receivables

Funding and liquidity

In the third quarter of 2014, the ECB allotted the first TLTRO and announced further rate cuts and operational details on the ABS and covered bond purchase plan in a bid to revive bank lending to consumers and businesses, and to boost the eurozone economy. These measures, combined with the continuation of quantitative easing in the US, albeit at a slower pace, led to increased liquidity in the market. ING Bank continued to issue long-term funding while participating in the first tranche of the TLTRO. ING Bank issued in total EUR 1 billion of long-term debt in the third quarter through senior unsecured transactions, which partly offset EUR 2 billion of maturing debt.

ING Bank: Liquidity buffer
in EUR million	30 Sep. 14	30 Jun. 14
Cash and holdings at central bank	6,086	6,366

Securities issued or guaranteed by sovereigns, central banks and multilateral development banks	95,850	95,043

Liquid assets eligible at central banks (not included in above)	91,799	95,141

Other liquid assets	7,012	6,317
Total	200,747	202,867

In the third quarter of 2014, ING Bank’s total eligible collateral position decreased to EUR 201 billion at market values compared with EUR 203 billion at the end of June 2014. The reduction primarily reflects the decrease in less liquid bonds. ING Bank’s loan-to-deposit ratio, excluding securities that are recorded at amortised cost, decreased slightly to 1.02 from 1.03 at the end of June 2014 as the growth in customer deposits outpaced the increase in customer lending.

Market risk

In the third quarter of 2014, the average Value-at-Risk (VaR) remained stable at EUR 9 million compared to the prior quarter. The overnight VaR for ING Bank’s trading portfolio ranged from EUR 7 million to EUR 11 million.

ING Commercial Banking: Consolidated VaR trading books
in EUR million	Minimum	Maximum	Average	Quarter-end
Foreign exchange	1	4	3	1
Equities	2	3	2	3
Interest rate	4	6	5	5
Credit spread	4	6	5	5
Diversification			-6	-5
Total VaR1)	7	11	9	9
1)	The total VaR for the columns Minimum and Maximum cannot be calculated by taking the sum of the individual components since the observations for both the individual markets as well as for total VaR may occur on different dates.

Risk-weighted assets (RWA)

At the end of September 2014, ING Bank’s total RWA rose to EUR 294.9 billion, an increase of EUR 1.5 billion. Credit RWA increased by EUR 0.4 billion to EUR 250.2 billion compared with the previous quarter as currency effects were partially offset by positive risk migration. Market RWA increased by EUR 0.8 billion to EUR 10.1 billion in the third quarter of 2014 due to currency effects. Operational RWA increased by EUR 0.3 billion to EUR 34.6 billion.

ING Bank: Composition of RWA
in EUR billion	30 Sep. 14	30 Jun. 14
Credit RWA	250.2	249.8
Operational RWA	34.6	34.3
Market RWA	10.1	9.3
Total RWA	294.9	293.4

RISK & CAPITAL MANAGEMENT

ING Bank: Capital position
	2019 rules (CRR/CRD IV fully loaded)		2014 rules (CRR/CRD IV phased in)
In EUR million	3Q2014	2Q2014	3Q2014	2Q2014
Shareholders’ equity (parent)	36,566	34,124	36,566	34,124

Regulatory adjustments	-3,772	-3,246	-3,584	-2,477
Available Common Equity Tier 1 capital	32,795	30,878	32,982	31,647
Subordinated loans qualifying as Tier 1 capital1)	5,569	4,235	5,569	4,235

Regulatory adjustments additional Tier 12)	0	0	-1,875	-1,854
Available Tier 1 capital	38,363	35,113	36,676	34,028
Issued Tier 2 bonds3)	9,548	9,411	9,548	9,411

Regulatory adjustments Tier 2	85	85	-466	-479
Available BIS capital	47,996	44,608	45,757	42,960
Risk-weighted assets	294,903	293,399	294,903	293,399
Common Equity Tier 1 ratio	11.1%	10.5%	11.2%	10.8%
Tier 1 ratio	13.0%	12.0%	12.4%	11.6%

BIS ratio	16.3%	15.2%	15.5%	14.6%

1) Of which EUR 1,920 million is CRR/CRD IV-compliant and EUR 3,649 million to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules.

2) Such as goodwill and intangibles.

3) Of which EUR 5,665 million is CRR/CRD IV-compliant and EUR 3,883 million to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules.

Capital ratios ING Bank

ING Bank continued to grow its capital base ending the third quarter of 2014 with a fully-loaded common equity Tier 1 ratio of 11.1%, up from 10.5% at the end of June 2014. The increase reflects EUR 1.0 billion (0.4%-points) of retained earnings and EUR 0.6 billion (0.2%-point) of higher debt and equity revaluation reserves reflecting a decline in interest rates and increased market values of equity stakes. RWAs increased by EUR 1.5 billion versus the previous quarter as currency effects were partly offset by positive risk migration. The fully-loaded Tier 1 ratio increased from 12.0% to 13.0% at the end of September, driven by retained earnings for the quarter and an increase in Tier 1 hybrids. In the third quarter, NN Group redeemed three hybrids amounting to EUR 1.2 billion, which were on-lent from ING Group. Subsequently, ING Group transferred them to ING Bank as CRR/ CRD IV compliant hybrids. The fully-loaded BIS ratio at the end of September was 16.3%, primarily reflecting the retained earnings, the additional hybrids and higher revaluations.

As of September 2014, ING Bank’s leverage ratio was 4.0%. The calculation of the ratio has been aligned with the published IFRS balance sheet including off-balance sheet commitments. However, there continues to be regulatory uncertainty as existing legislation, which came into force on 1 January 2014, formulated in the Capital Requirement Regulation (CRR) will be replaced by the Delegated Act (DA) following adoption by the European Commission. The DA entails a different treatment for among others derivatives, security financing transactions and a different weighting for off-balance sheet commitments. In addition, the treatment of notional cash pool activities in calculating the exposure measure is uncertain. Further guidance on the interpretation of the DA is required from the European Banking Authority to make a full assessment.

Capital ratios ING Group

ING Group: Capital base
In EUR million	30 Sept. 14	30 Jun. 14
Shareholders’ equity	47,166	48,461
Core Tier 1 securities	683	683
Group hybrid capital	6,448	6,036
Group debt	1,537	4,560
Total capitalisation (Bank + Ins. oper.)	55,834	59,741
Required regulatory adjustments	-6,752	-7,015
Group debt	-1,537	-4,560
Adjusted equity	47,545	48,166
Total required capital	34,297	34,418
FiCo ratio (Voya full deduction)	174%	156%
Group common equity Tier 1 ratio (phased)	13.2%	12.6%

The amount of Group debt dropped to EUR 1.5 billion at the end of September 2014 from EUR 4.6 billion at the end of the second quarter. The decline was driven by net proceeds from the IPO of NN Group and the sale of an additional 30 million of Voya Financial shares in the third quarter. The remaining amount of Group debt is more than sufficiently covered by the EUR 7.9 billion combined market values for Voya Financial and NN Group. This will provide ING Group with a significant amount of financial flexibility.

Given the strong capital position of ING Bank and the surplus at ING Group, the final payment to the Dutch State will be accelerated. ING Group will pay the final tranche of EUR 1,025 million to the Dutch State in November 2014 as opposed to May 2015. As a result, the total payment to the Dutch State will amount to EUR 13.5 billion, consisting of the EUR 10 billion notional core Tier 1 securities and an additional EUR 3.5 billion of premiums and coupons. The final tranche will be funded from ING Group resources, and as a result, pro-forma Group debt will temporarily increase.

RISK & CAPITAL MANAGEMENT

The Financial Conglomerate Directive (FiCo) ratio for the Group increased from 156% at the end of June to 174% at the end of September 2014. This is mainly the result of an increase in regulatory required capital.

CRR/CRD IV also prescribes regular reporting on ING Group solvency ratios. Similar to ING Bank’s capital ratios, the starting point is ING Group shareholders’ equity, from which ING Bank regulatory adjustments are deducted. In addition, this capital base is primarily adjusted for the book value of NN Group and for the carrying value of Voya Financial. The ING Group common equity Tier 1 phased-in ratio for the end of the third quarter was 13.2%. This ratio will be part of ING’s regular quarterly disclosure going forward. Over time, with the realization of the complete divestment of our Insurance operations, ING Group and ING Bank’s capital base and ratios will converge.

Ratings

During the third quarter, all ratings and outlooks for ING Group and ING Bank remained unchanged. Both Fitch and Moody’s affirmed their ratings and outlooks in July and August, respectively. In September 2014, Moody’s released a Request for Comment (RFC) in order to update their global bank ratings methodology. The proposed methodology is a substantial revision of the current methodology, which was originally published in 2007. Moody’s expects to reflect the revisions in bank ratings in the first half of 2015.

Main credit ratings of ING on 4 November 2014
	Standard & Poor’s		Moody’s		Fitch
	Rating	Outlook	Rating	Outlook	Rating	Outlook
ING Groep N.V.	A-	Negative	A3	Negative	A	Negative
ING Bank N.V.	A	Negative	A2	Negative	A+	Negative

BUSINESS & SUSTAINABILITY HIGHLIGHTS

ING believes all sustainable progress is driven by people with the imagination and determination to improve their future and the futures of those around them. We empower people and organisations to realise their own vision for a better future – however modest or grand. Our purpose therefore is to empower people to stay a step ahead in life and in business.

Our 53,000 employees work each day to earn the primary relationship with our customers and meet their needs over the long term. We are constantly thinking of new and innovative ways to service our clients.

Making banking easier using video and voice technology

Video identification

Until recently, new customers of ING-DiBa in Germany first had to go to a German post office and verify their identity by presenting their passport or identity card. To make this step easier, ING-DiBa has introduced video identification. Retail customers who open an account for the first time can now verify their identity through video, either from home or from another country (for example, if a person is living abroad temporarily). If this new service is successful, ING will introduce it in other countries.

Voice recognition

In September, ING became the first European bank to introduce ‘hands-free’ banking. ING has added a voice control mode to its mobile banking app in the Netherlands as an alternative to using the touchscreen of a smartphone. With the voice mode, customers can read aloud an IBAN number in order to check their balance or give payment orders. This new service responds to the growth in speech-operated devices. Voice recognition will be introduced gradually in the Netherlands, where 1.9 million customers already use the ING Mobile Banking App. On average, each customer logs in six times a week.

ING Direct Australia: Voted ‘Best Bank’ in Australia

For the fifth year in a row, ING Direct Australia was named ‘Best Bank’ in the annual Mozo People’s Choice Awards. Mozo, short for Money Zone, is an online community that aims to help Australians find the best deals in banking and insurance. In addition to finding products, visitors to Mozo can also rate their bank in categories such as overall satisfaction, price, features, customer service, convenience, claims handling and trust. Each year, Mozo uses the rating averages to determine the country’s favourite bank and insurer.

Commercial Banking: Focus on sustainable lending

ING finances projects and assets located around the world that accelerate the transition to a sustainable economy.

In July 2014, funding was finalised for the development of the wind park ‘Westermeerwind’ in the Netherlands. ING played a key role in arranging the financing for this project, which consists of 48 wind turbines and is the largest near-shore wind farm in the Netherlands. Once completed in 2016, it will provide electricity to more than 160,000 households.

ING is passionate about participating in transactions that have a positive impact on the environment. Currently, our Structured Export Finance team is concentrating on sustainable opportunities in water management projects, while our colleagues in Trade Commodity Finance are working on projects that help make their clients’ supply chains more sustainable.

We are also actively supporting our corporate clients in setting up projects with significant sustainability benefits. For example, in the third quarter we started working with clients to develop LED street lighting projects that support energy-efficiency programmes and reduce carbon emissions.

External reviews of sustainability performance

The assessments by sustainability research firms and rating agencies help ING to improve its approach and our performance.

—	Dow Jones Sustainability Indices: In the Dow Jones Sustainability Indices for 2014, ING was the highest-ranking company in the industry category ‘Diversified Financials’. ING’s score was 82 (out of 100) compared with 76 in 2013. As a result, ING was the industry leader in the ‘Diversified Financials’ category in both the DJSI World Index and the DJSI Europe Index for the first time since 1999. ING’s improved score reflects our progress in further integrating sustainability into our core activities.

—	Sustainalytics: Sustainalytics is an independent research provider that focuses on business ethics in sustainable finance. ING’s 2014 absolute score increased to 77 (out of 100) from 75 in 2013. According to the assessment, ING is a leading bank when it comes to upholding specific environmental and social risk standards in its lending services. In addition, ING is ranked number one in a peer analysis of companies that are in the same market capitalisation range as ING.

—	CDP (formerly the Carbon Disclosure Project): In this year’s assessment by CDP, ING increased its score from 96 in 2013 to 97 in 2014 (out of 100). ING was also included in the CDP Climate Performance Leadership Index 2014 for reducing its carbon emissions and mitigating the business risks of climate change while achieving strong financial results. Only 187 listed companies were selected to be included in this index out of nearly 2,000 listed companies that provided information. The CDP Climate Performance Leadership Index was created at the request of 767 investors who represent more than one-third of the world’s invested capital.

—	FTSE4Good Index Series: For the 14th year in a row, ING was included in the FTSE4Good Index Series, which consists of companies that meet globally recognised standards of responsible business practice.

APPENDIX

CONSOLIDATED PROFIT AND LOSS ACCOUNT ING GROUP

ING Group: Consolidated profit and loss account
	Total ING Group		of which: Retail Banking		of which: Commercial Banking		of which: Corporate Line Banking
	3Q2014	3Q20131)	3Q2014	3Q2013	3Q2014	3Q2013	3Q2014	3Q2013
Interest result	3,156	2,936	2,319	2,127	893	792	-56	17

Commission income	579	546	337	318	242	231		-2

Investment income	37	78	19	56	17	23	1	-1

Other income	171	213	63	75	120	228	-12	-90
Total underlying income	3,942	3,774	2,737	2,576	1,272	1,273	-67	-75
Staff and other expenses	2,115	2,081	1,491	1,493	556	557	68	31

Intangibles amortisation and impairments	19	39	13	14	5	18	1	7
Operating expenses	2,134	2,120	1,504	1,507	561	575	70	38
Gross result	1,808	1,655	1,234	1,069	711	698	-137	-113

Addition to loan loss provision	322	552	287	324	34	227
Underlying result before tax Banking	1,486	1,103	946	745	677	471	-137	-113
Taxation	349	265	257	198	134	86	-42	-19

Minority interests	14	18	7	12	7	6
Underlying net result Banking	1,123	820	682	535	536	379	-95	-94
Net gains/losses on divestments

Net result from divested units

Special items after tax	-117	-19	-16	-19			-101
Net result Banking	1,006	801	666	517	536	379	-196	-95
Net result Insurance Other	43	2

Net result IC elimination between ING Bank and NN Group	-3	-26

Net result discontinued operations NN Group2)	-159	-728

Net result discontinued operations Voya Financial	41	79
Net result ING Group	928	128

ING Group: Consolidated profit and loss account
	Total ING Group1)		of which: Retail Banking		of which: Commercial Banking		of which: Corporate Line Banking
	9M2014	9M20131)	9M2014	9M2013	9M2014	9M2013	9M2014	9M2013
Interest result	9,168	8,858	6,762	6,277	2,573	2,544	-167	37

Commission income	1,734	1,682	1,014	966	721	720	-1	-4

Investment income	180	255	33	108	140	149	8	2

Other income	458	696	185	253	380	798	-106	-355
Total underlying income	11,541	11,490	7,994	7,603	3,814	4,211	-267	-324
Staff and other expenses	6,348	6,239	4,534	4,520	1,693	1,678	120	41

Intangibles amortisation and impairments	59	104	26	30	21	54	12	21
Operating expenses	6,407	6,343	4,560	4,549	1,714	1,732	133	62
Gross result	5,134	5,147	3,434	3,054	2,100	2,479	-399	-387

Addition to loan loss provision	1,194	1,728	846	1,038	348	690
Underlying result before tax Banking	3,940	3,419	2,588	2,016	1,752	1,790	-399	-387
Taxation	1,005	879	686	550	398	416	-79	-88

Minority interests	59	71	39	48	21	23
Underlying net result Banking	2,876	2,469	1,863	1,418	1,333	1,350	-321	-299
Net gains/losses on divestments	202	-6	202	-6

Net result from divested units		-37		-37

Special items after tax	-1,002	-63	-45	-88			-957	25
Net result Banking	2,076	2,364	2,021	1,288	1,333	1,350	-1,278	-274
Net result Insurance Other	93	143

Net result IC elimination between ING Bank and NN Group	-43	-75

Net result discontinued operations NN Group2)	-161	626

Net result discontinued operations Voya Financial	-1,889	-139
Net result ING Group	75	2,918
1)	The figures of 2013 have been restated to reflect the classification of NN Group as Held for sale/Discontinued operations as per 30 September 2014.
2)	The net result of discontinued operations NN Group before intercompany elimination was EUR -162 million in 3Q2014 (3Q2013: EUR -754 million, 9M2014: EUR -204 million, 9M2013: EUR 551 million). Furthermore, the 3Q2014 and 9M2014 net result from discontinued operations NN Group includes EUR -403 million on the classification of NN Group as Held for sale as per 30 September 2014.

OUR QUARTERLY PUBLICATIONS

Additional information is available in the following documents on www.ing.com:

— ING Group Historical Trend Data

— ING Group Analyst Presentation

— ING Group Condensed consolidated interim financial information for the period ended 30 September 2014

— ing.world, ING Group’s online magazine, for anyone who is interested in ING

IMPORTANT LEGAL INFORMATION

ING Group’s Annual Accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS-EU’).

In preparing the financial information in this document, the same accounting principles are applied as in the 3Q2014 ING Group Interim Accounts.

All figures in this document are unaudited. Small differences are possible in the tables due to rounding.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the Risk Factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction. The securities of NN Group have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold within the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P. Jong

P. Jong
Global Head of Communications

By:	/s/ C. Blokbergen

C. Blokbergen
Head Legal Department

Dated: 5 November, 2014